Exhibit 12.1
Equity Office Properties Trust
Statement of Earnings to Fixed Charges
(Dollars in thousands)

For the nine months ended
September 30, 2005
Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and gain on sales of real estate	$76,416

Plus Fixed Charges:
Interest expense	615,073
Capitalized interest	51
Loan amortization cost	8,751

Fixed charges	623,875

Plus amortization of capitalized interest	1,321
Plus distributed income of investments in unconsolidated joint ventures	43,444
Less capitalized interest	(51)
Less minority interest in pretax income of subsidiaries that have not incurred fixed charges	(1,698)

Total	43,016

Earnings	$743,307

Fixed charges	$623,875

Earnings to fixed charges	1.2